200 East Randolph Drive

Chicago, Illinois 60601

Jeffrey S. O’Connor 312-861-2026 joconnor@kirkland.com	312 861-2000 www.kirkland.com

August 25, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	World Omni Auto Leasing LLC
World Omni LT
Registration Statement on Form S-3
Filed July 10, 2008
File No. 333-152253

Ladies and Gentlemen:

On behalf of World Omni Auto Leasing LLC (the “Depositor”) and World Omni LT (collectively, with the Depositor, the “Registrants”) and in response to the letter (the “Comment Letter”) dated August 5, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission to Cheryl Scully, the Depositor’s Treasurer, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3, marked to show changes from the original Registration Statement as filed on July 10, 2008. The Amendment No. 1 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrants’ responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Registrants’ responses are references to the page numbers in the typeset version of the amendment, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrants.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Depositor confirms that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The following affiliates of the Depositor have offered asset-backed securities:

Entity	CIK
World Omni Auto Receivables LLC	0001083199
World Omni Auto Receivables Trust 2000-A	0001264332
World Omni Auto Receivables Trust 2001-A	0001264329
World Omni Auto Receivables Trust 2001-B	0001264330
World Omni Auto Receivables Trust 2002-A	0001264328
World Omni Auto Receivables Trust 2003-A	0001264331
World Omni Auto Receivables Trust 2003-B	0001271624
World Omni Auto Receivables Trust 2004-A	0001296342
World Omni Auto Receivables Trust 2005-A	0001315626

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

World Omni Auto Receivables Trust 2005-B	0001337032
World Omni Auto Receivables Trust 2006-A	0001353882
World Omni Auto Receivables Trust 2006-B	0001375253
World Omni Auto Receivables Trust 2007-A	0001389674
World Omni Auto Receivables Trust 2007-B	0001412504
World Omni Auto Receivables Trust 2008-A	0001429385
World Omni Auto Receivables Trust 2008-B	0001440387

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Please also confirm that all finalized agreements will be filed no later than four business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB.

Response: The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus or finalized agreements will be filed simultaneously with or prior to the applicable final prospectus. The Depositor also confirms that all finalized agreements will be filed no later than four business days after the closing date of each takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: The Depositor confirms that the Depositor will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

4.

Please note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: The Registrants confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown as required by Rule 409.

5.	When available, please provide us with a copy of your updated servicing agreement and servicing supplement, marked to show changes from the servicing agreement and servicing supplement, including any changes made to comply with Regulation AB.

Response: The Registrants have attached copies of the updated servicing agreement and servicing supplement as exhibits to the registration statement. In the Fourth Amended and Restated Servicing Agreement (exhibit 10.5), the provisions necessary to comply with Regulation AB are as follows:

•	Section 3.5 (Item 1122(d)(1)(ii))

•	Section 3.6 (Item 1122(d)(1)(iii))

•	Section 3.7 (Item 1122 (d)(1)(iv))

•	Section 5.1(ii) (Item 1122(d)(2)(i))

•	Section 5.2(f) (Item 1122(d)(2)(v))

•	Section 6.1 (Item 1122 (d)(1)(i))

•	Section 9.3 (item 1122(a))

•	Section 9.4 (item 1122(b))

In the Exchange Note Servicing Supplement to the Closed-End Servicing Agreement (exhibit 10.6), the provisions necessary to comply with Regulation AB are as follows:

•	Section 13.10 (Item 1122)

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

•	Section 13.11 (Items 1122 and 1123)

•	Section 16.15

6.	Please include World Omni LT as a co-registrant or tell us why you believe this is not necessary.

Response: World Omni LT has been added as a co-registrant.

7.	Please provide a legal analysis as to whether and how this exchange note structure is consistent with the SUBI structure permitted by Regulation AB.

Response: Regulation AB permits an auto lease transaction to utilize a “titling” or “origination” trust to avoid administrative expenses in retitling the physical property underlying the leases.

Our structure is consistent with a SUBI structure. The SUBI is in the form of a note rather than an equity interest. The cash flows of the related leases and vehicles in a specified pool are transferred to the issuing entity through the exchange note, as in any other SUBI structure. Using an exchange note rather than an equity instrument allows the issuing entity to have a perfected security interest in the leases and related vehicles that will have priority over other potential creditors of the “titling” trust, especially the Pension Benefit Guaranty Corporation.

In our structure, like any SUBI structure, the titling trust holds legal title to the lease assets. The titling trust issues a note or certificate, representing the rights to receive the cash flows from a specified pool of lease assets held by the “titling” trust. The issuing entity will issue asset-backed securities that will be entitled to the cash flow received by the issuing entity as holder of the note or certificate, which are the cash flows generated from the specified pool of lease assets held by the titling trust.

Our structure is similar to that used by Capital Auto Receivables LLC, which has an effective registration statement 333-147112 for asset backed securities under Regulation AB. GMAC has similarly used a note rather than an equity interest to assure priority over

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

the Pension Benefit Guaranty Corporation and other creditors. In all of these transactions, the issuing entity issues asset backed securities that are backed by the cash flows generated by a specified pool of lease assets held by a “titling” trust.

8.	We recommend that you specifically incorporate by reference the appendix to avoid any confusion about its inclusion as part of your registration statement.

Response: The Appendix is incorporated by reference as part of the registration statement. See page S-[33].

Prospectus Supplement

9.	Please confirm that the portion of the securitized pool balance attributable to the residual value for leases will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v) of Regulation AB.

Response: The Depositor confirms that the securitized pool balance attributable to the residual value for leases will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.

10.	We note from pages 28 and 35 of the base prospectus that you contemplate using both prefunding and revolving periods. Please provide bracketed language in the summary section of the prospectus supplement illustrating the form of disclosure you would provide for both of these features, if applicable. Refer to Item 1103(a)(5) of Regulation AB.

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-[8].

11.	If you intend this to be a master trust or SUBI lease structure, please include the disclosure required by Item 1103(a)(4) of Regulation AB in the summary section, and confirm that any additional assets will be added to the trust in accordance with Item 1101(c)(3)(i) of Regulation AB.

Response: This structure is not a master trust structure. For each issuance of asset backed securities a new issuing entity will be formed that will hold an exchange note that is entitled to the cash flow from a specified pool of lease assets.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

The Exchange Note, Page S-7

12.	Please delete the statement in the first paragraph that the exchange note is not offered to you under this prospectus. Since it is being registered and beneficial interests in it are precisely what are being offered, the statement is incorrect.

Response: We have deleted this statement in response to the Staff’s comment. Please see page S-[7].

Risk Factors, Page S-10

13.	Please add a risk factor to discuss your liquidity relative to the current economic environment for asset-backed securities.

Response: We have expanded the risk factor titled “You May Have Difficulty Selling Your Notes and/or Obtaining Your Desired Price Due to the Absence of, or Illiquidity in, a Secondary Market” in response to the Staff’s comment. Please see page S-[12].

Use of Proceeds, Page S-14

14.	If applicable, please expand your disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Response: No expenses incurred in connection with the selection and acquisition of the pool assets are payable from the offering proceeds. Please see page S-[14].

Characteristics of the Leases, Page S-20

15.	Please confirm that you will include the information required by Item 1110 of Regulation AB for any originators that originate or are expected to originate more than 10% or 20% of the pool assets. Please also confirm that you will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1107(j) of Regulation AB.

Response: The Depositor confirms that it will include the information required if applicable.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

Forward-Looking Statements, Page S-60

16.	Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or revise.

Response: As discussed in our response to comment 7, we believe this is a titling trust auto lease structure permitted by Regulation AB and not an initial public offering.

Base Prospectus

The Leases and Leased Vehicles, Page 24

17.	Please expand your disclosure to provide more information regarding the parties that will perform the disposal process, including the experience of such party, any affiliations and any compensation arrangements. Refer to Item 1111(d)(2)(iii) of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page [24].

18.	If applicable, please provide a summary of historical statistics on turn-in rates and residual value realization rates by the party responsible for such process over the past three years. Refer to Item 111(d)(2)(vii) of Regulation AB.

Response: Please see page S-[28] for this information for World Omni Financial Corp.

Pre-Funding Arrangement, Page 28

19.	Please disclose, in an appropriate part of the prospectus supplement, the amount of proceeds to be deposited in the pre-funding account or include bracketed language to show that the disclosure required by Item 1111(g)(2) will be provided.

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-[8].

20.	Please disclose, in an appropriate part of the prospectus supplement, the percentage of the asset pool and any class or series of asset-backed securities represented by the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(4) will be provided. Provide this disclosure for the revolving account reference on page 35 also.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-[8].

21.	If applicable, please disclose here any limitations on the ability to add pool assets. Refer to Item 1111(g)(6) of Regulation AB. Provide this disclosure for the revolving period referenced on page 35 also.

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-[8].

22.	We note from your disclosure on page 29 that the initial receivables and the subsequent receivables may be originated using different credit criteria. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Response: The Depositor confirms that it will provide this information in the applicable prospectus supplement if applicable.

The Securities

23.	Please remove the statement that the “summary does not purport to be complete” as it should be a complete summary containing all information material to investors as regards the securities. Please also make corresponding changes on pages 39 and 48, and remove your reference to the summary being “qualified in its entirety”

Response: We have removed the statements in response to the Staff’s comment. Please see pages [32, 39 and 48].

Revolving Period and Amortization Period

24.	Please disclose, in an appropriate part of the prospectus supplement, the maximum amount of additional assets that may be acquired during the revolving period or include bracketed language to show that the disclosure required by Item 1111(g)(3) will be provided.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2008

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-[8].

25.	Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the revolving period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Response: The Depositor confirms that it will provide this information in the applicable prospectus supplement if applicable.

The Securities

26.	Please confirm that none of the interest rates will track a commodity or securities index.

Response: The Depositor confirms that none of the interest rates will track a commodity or securities index.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 861-2026.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Cheryl Scully, World Omni Auto Leasing LLC
Stephen P. Artusi, Esq., World Omni Auto Leasing LLC